Filed Pursuant to Rule 433
Registration No: 333-134553

FX Basket-Linked Note

USD Bullish Basket

Preliminary Terms and Conditions

September 27, 2007

Contact: + 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold via a single basket a long position in the US Dollar (USD) relative to the Euro (EUR), Canadian Dollar (CAD) and British Pound Sterling (GBP) (collectively, the Reference Currencies).  If, as of the Valuation Date, the Basket Return (which is in turn determined based on the appreciation or depreciation of the USD relative to the Reference Currencies in aggregate) is greater than zero, an investor will receive a single payment at maturity equal to the principal amount of the notes plus an Additional Amount equal to the principal amount of the notes multiplied by the product of [200%] (the Leverage) and the Basket Return.  If, as of the Valuation Date, the Basket Return is less than or equal to zero (that is, if the USD has depreciated or not appreciated relative to the Reference Currencies in aggregate), then the investor will receive at maturity only the principal amount of the notes, with no additional return.  The notes do not bear interest and are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, AA–)
Issue Size	USD [TBD]
Issue Price	100%
Principal Protection	100%
Trade Date	[October 5, 2007]
Issue Date	[October 12, 2007]
Valuation Date

[October 6, 2009], or if such day is not a Valuation Business Day, the immediately preceding Valuation Business Day; provided that, upon the occurrence of a Disruption Event, the Valuation Date for the affected Reference Currency may be postponed (as described under “Disruption Events” below)

Maturity Date	[October 13, 2009]
Reference Currencies	Euro (EUR), British Pound Sterling (GBP) and Canadian Dollar (CAD)
Reference Exchange Rate

For EUR and GBP, the spot exchange rates for each of EUR and GBP quoted against the U.S. dollar, expressed as the number of USD per unit of the Reference Currency. For CAD, the spot exchange rate for CAD quoted against the U.S. dollar, expressed as the number of units of the Reference Currency per USD 1.

Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event).
Leverage	[200%]
Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount, if any
Additional Amount	A single U.S. dollar amount equal to the principal amount of each note multiplied by:
Leverage * Basket Return
provided that the minimum Additional Amount payable on the notes shall be zero.
Basket Return	The sum of the Weighted Currency Return of each Reference Currency.
Weighted Currency Returns	For EUR and GBP:
	Weighting * {	Initial Reference Currency Rate – Settlement Rate	}
Initial Reference Currency Rate
For CAD:
	Weighting * {	Settlement Rate – Initial Reference Currency Rate	}
Settlement Rate
Weightings and Initial Reference Currency	The Weighting and Initial Reference Currency Rate for each Reference Currency is as set forth below:
Rates	Reference Currency	Weighting	Initial Reference Currency Rate
	EUR	33.34%	[TBD]
	GBP	33.33%	[TBD]
	CAD	33.33%	[TBD]

The Initial Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date in accordance with the applicable Settlement Rate Option.

Settlement Rate Option and Valuation Business	For each Reference Currency as set forth below:
Day	Reference Currency	Screen Reference	Valuation Business Day
	EUR	1FED	New York
	GBP	1FED	New York
	CAD	1FED	New York

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the Series I MTN prospectus supplement.

Business Day	New York
Business Day Convention	Following
Disruption Events	If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using:
	•	for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and
•

for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the Series I MTN prospectus supplement).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:
(A)

the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the conversion of the Reference Currency into USD through customary legal channels; or (y) for any Reference Currency other than EUR, the delivery of USD from accounts inside the country for which a Reference Currency is the lawful currency (such jurisdiction with respect to such Reference Currency, the “Reference Currency Jurisdiction”) to accounts outside that Reference Currency Jurisdiction;

	(B)	the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or
(C)

the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) for any Reference Currency other than EUR, in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Identifier	CUSIP: 52517P6Q9 ISIN: US52517P6Q94
Settlement System	DTC
Denominations	USD 1,000 and whole multiples of USD 1,000
Issue Type	US MTN
Fees		Price to Public (1)	Fees (2)	Proceeds to the Issuer
	Per note	$1,000	$9.00	$991.00
Total
(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions equal to $9.00 per $1,000 principal amount, or 0.90%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency-Indexed Notes” specifically, in the Series I MTN prospectus supplement.

Certain United States Federal Income Tax Consequences

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending September 19, 2004 through the week ending September 23, 2007. The spot exchange rates reflected in the charts below are expressed as the amount of Reference Currency per U.S. dollar to show the appreciation or depreciation, as the case may be, of the U.S. dollar relative to the Reference Currency (and, in the case of EUR and GBP, are the inverse of the spot exchange rates used to calculate the Basket Return, which are expressed as the amount of U.S. dollar per Reference Currency).

The historical exchange rates presented in the graphs below were prepared using historical data obtained from Reuters; neither of Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The historical data on each Reference Currency is not necessarily indicative of the future performance of the US dollar relative to the Reference Currencies, the Basket Return or what the value of the Notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Return

The following graph shows the hypothetical Basket Return at the end of each week in the period from the week ending September 19, 2004 through the week ending September 23, 2007, using a Basket Return indexed to 0 on September 23, 2007, based upon Reference Currency Rates determined on that day.  The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Return described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar.  For purposes of the notes and the determination of the Interest Amount, if any, payable on an Interest Payment Date, the Basket Return will be indexed to 0.0 on the Trade Date.

The below graph was prepared using historical weekly data for the Reference Currencies obtained from Reuters; neither of Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The hypothetical historical Basket Return is not necessarily indicative of the future performance of the Reference Currencies, the Basket Return or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

If the Basket Return, which is linked to the performance of the U.S. dollar versus the Reference Currencies, is greater than zero on the Valuation Date (i.e., if the U.S. dollar appreciates relative to the Reference Currencies), the Basket Return will be positive,  and the investor will receive a single payment at maturity equal to the principal amount of the notes plus an Additional Amount equal to the principal amount of the notes multiplied by the Participation Rate (which will be determined at Trade Date) and the depreciation of the Reference Currencies in aggregate (that is, the amount by which the Basket Return is greater than zero). If the Basket Return on the Valuation Date is below or equal to zero, then the investor will receive at maturity only the principal amount of the notes, with no additional return.

The following payment examples show scenarios for the Redemption Amount payable at maturity of the notes, including scenarios under which an Additional Amount will or will not be payable, based on hypothetical values for the Leverage (200%) and the Initial Reference Currency Rates for the Reference Currencies (each of which will be determined on the Trade Date), as well as for the Settlement Rates (which will be determined on the Valuation Date) and the resulting hypothetical Basket Return.

The Initial Reference Currency Rates and the Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: The USD appreciates relative to each of the EUR, GBP and CAD, resulting in a Basket Return o 0.0857. The Additional Amount is therefore equal to 17.14%, and the Redemption Amount is equal to 117.14%, times the principal amount of the notes.

Because the Basket Return is 0.0857, the Redemption Amount payable at maturity is equal to $1,171.40 per $1,000 note (reflecting an Additional Amount of $171.40 per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 200% * 0.0857) = $1,171.40.

The table below illustrates how the Basket Return in the above example was calculated:

Reference Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
EUR	1.4125	1.3278	0.0600	33.34%	0.0200
GBP	2.0159	1.8345	0.0900	33.33%	0.0300
CAD	1.0053	1.1259	0.1071	33.33%	0.0357
Sum of Weighted Currency Returns = Basket Return =					0.0857

Example 2: The USD depreciates relative to each of the EUR, GBP and CAD, resulting in a Basket Return of –0.0409, which is less than zero. The Additional Amount is therefore 0%, and the Redemption Amount is equal to the product of 100% times the principal amount of the notes.

Because the Basket Return is –0.0409, which is less than zero, the Redemption Amount payable at maturity is equal to $1,000 per $1,000 note (reflecting an Additional Amount of $0 per note).

The table below illustrates how the Basket Return in the above example was calculated:

Reference Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
EUR	1.4125	1.4690	–0.0400	33.34%	–0.0133
GBP	2.016	2.0764	–0.0300	33.33%	–0.0100
CAD	1.0053	0.9550	–0.0526	33.33%	–0.0175
Sum of Weighted Currency Returns = Basket Return =					–0.0409

Example 3: The USD appreciates relative to each of the EUR and GBP, but depreciates relative to the CAD, resulting in a Basket Return of 0.0465. The Additional Amount is therefore equal to 9.3%, and the Redemption Amount is equal to 109.3% times the principal amount of the notes.

Because the Basket Return is 0.0465, the Redemption Amount payable at maturity is equal to $1,093 per $1,000 note (reflecting an Additional Amount of $93 per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 200% * 0.0465) = $1,093.

The table below illustrates how the Basket Return in the above example was calculated:

Reference Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
EUR	1.4125	1.2713	0.1000	33.34%	0.0333
GBP	2.0159	1.8949	0.0600	33.33%	0.0200
CAD	1.0053	0.9852	–0.0204	33.33%	–0.0068
Sum of Weighted Currency Returns = Basket Return =					0.0465

Example 4: The USD appreciates relative to the GBP, but depreciates relative to the EUR and the CAD, resulting in a Basket Return of –0.0176. The Additional Amount is therefore equal to 0%, and the Redemption Amount is equal to 100%, times the principal amount of the notes.

Because the Basket Return is –0.0176, which is less than zero, the Redemption Amount payable at maturity is equal to $1,000 per $1,000 note (reflecting an Additional Amount of $0 per note).

The table below illustrates how the Basket Return in the above example was calculated:

Reference Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
EUR	1.4125	1.6103	–0.1400	33.34%	–0.0467
GBP	2.0159	1.7337	0.1400	33.33%	0.0467
CAD	1.00530	0.9550	–0.0526	33.33%	–0.0175
Sum of Weighted Currency Returns = Basket Return =					–0.0176